Item 77H (Change in control of registrant)
- Attachment Series 37 - Eaton Vance
Parametric Structured Currency Fund.

As of May 31, 2012, an affiliate of EVM and pooled income funds (established and maintained by a public charity) managed by
EVM owned as a result of various share
purchases approximately 94% of the Fund's outstanding shares.